Plasmology4, Inc.

ANNUAL REPORT

8502 E Princess Dr. Ste 210
Scottsdale, AZ 85255
(480) 499-5212
https://www.plasmology4.com/

This Annual Report is dated April 28, 2026.

BUSINESS

Plasmology4, Inc. ("Plasmology4" or the "Company") is a C-Corp. organized under the laws of the state of Nevada. Plasmology4 originally operated as Cold Plasma Medical Technologies Inc. but filed an amendment on 12/18/2014 to change the legal name to Plasmology4, Inc.

Plasmology4, Inc. is in the pre-revenue, pre-commercialization stage of development and is seeking regulatory approval.

Plasmology4 is developing the use of non-thermal plasma technology (cold plasma) for healthcare applications with its proprietary Plaz4 Technology.

We believe Plasmology4's anticipated first product has the potential to help address both the worldwide problems of antibioticresistant bacteria and non-healing (chronic) wounds. Results from the company's in vitro studies and in vivo animal studies, demonstrate that Plaz4 simultaneously kills pathogens (including antibiotic-resistant strains) and heals wounds, providing the potential for the product to be a drug-free, painless, fast and cost-effective therapy. Human clinical studies are needed to confirm and prove this, and FDA market approval is required.

Plasmology4 is designing the Plaz4 1000 System to facilitate a Consumable Business Model. The System consists of a Power Unit (capital equipment) and consumable/disposable components, that is, Gas Canister and Disposable Applicator. The company intends to consign the capital equipment to the customer and only charge for the consumables. In order to perform a procedure, the user must utilize a Plaz4 Gas Canister and a

Disposable Applicator, both of which are used on a per procedure basis. RFID technology is built into the System to ensure that only authentic Plaz4 consumables can be used.

We believe this business model can be especially unique for the customer by eliminating the requirement to purchase the capital equipment.

Summary of IP

Plasmology4 has created a strong and valuable patent portfolio with 48 issued patents (37 United States, 11 European), more patents pending, and concepts being drafted into patent applications. Additionally, the company has developed a significant amount of "know-how," which is being kept confidential as trade secrets.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $3,000,000.00
Number of Securities Sold: 4,859,067
Use of proceeds: Provide capital to continue product research and develop activities, fund general and administrative expenses including salaries, rent, legal and professional fees and information technology expenses.
Date: August 24, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $135,000.00
Number of Securities Sold: 150,000
Use of proceeds: Provide capital to continue product research and develop activities, fund general and administrative expenses including salaries, rent, legal and professional fees and information technology expenses.
Date: February 16, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $150,000.00
Number of Securities Sold: 166,667

Use of proceeds: Provide capital to continue product research and develop activities, fund general and administrative expenses including salaries, rent, legal and professional fees and information technology expenses.
Date: March 21, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $5,000,000.00
Number of Securities Sold: 6,669,239
Use of proceeds: Provide capital to continue product research and develop activities, fund general and administrative expenses including salaries, rent, legal and professional fees and information technology expenses.
Date: March 21, 2022
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $2,500,000.00
Number of Securities Sold: 2,836,111
Use of proceeds: Provide capital to continue product research and develop activities, fund general and administrative expenses including salaries, rent, legal and professional fees and information technology expenses.
Date: May 24, 2023
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,000,000.00
Number of Securities Sold: 1,213,094
Use of proceeds: Provide capital to continue product research and develop activities, fund general and administrative expenses including salaries, rent, legal and professional fees and information technology expenses.
Date: May 01, 2024
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $250,000.00
Number of Securities Sold: 250,000

Use of proceeds: Provide capital to continue product research and develop activities, fund general and administrative expenses including salaries, rent, legal and professional fees and information technology expenses.
Date: July 17, 2024
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $150,000.00
Use of proceeds: Product development expenses and operating expenses including rent, payroll and professional services.
Date: July 16, 2024
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $100,000.00
Use of proceeds: Product development expenses and operating expenses including rent, payroll and professional services.
Date: July 11, 2024
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $100,000.00
Use of proceeds: Product development expenses and operating expenses including rent, payroll and professional services.
Date: July 16, 2024
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $500,000.00
Use of proceeds: Product development expenses and operating expenses including rent, payroll and professional services.
Date: July 15, 2024
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $50,000.00
Use of proceeds: Product development expenses and operating expenses including rent, payroll and professional services.
Date: July 16, 2024
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $150,000.00
Number of Securities Sold: 150,000
Use of proceeds: Research and development expenses, intellectual property expenses, regulatory expenses, accounts payable, repayment of debts, inventory buildup, payroll and benefits, general administrative, and working capital purposes.
Date: October 15, 2024
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $878,878
Number of Securities Sold: 919,693
Use of proceeds: Research and development expenses, intellectual property expenses, regulatory expenses, accounts payable, repayment of debts, inventory buildup, payroll and benefits, general administrative, and working capital purposes.
Date: 11/27/2024 – 3/31/2025
Offering exemption relied upon: Reg CF

Name: Common Stock
Type of security sold: Equity
Final amount sold: $125,000.00
Number of Securities Sold: 106,838
Use of proceeds: Research and development expenses, intellectual property expenses, regulatory expenses, accounts payable, repayment of debts, inventory buildup, payroll and benefits, general administrative, and working capital purposes.
Date: October 15, 2024
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $90,000.00
Number of Securities Sold: 76,923
Use of proceeds: Research and development expenses, intellectual property expenses, regulatory expenses, accounts payable, repayment of debts, inventory buildup, payroll and benefits, general administrative, and working capital purposes.
Date: April 2, 2024
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $100,000.00
Number of Securities Sold: 85,470
Use of proceeds: Research and development expenses, intellectual property expenses, regulatory expenses, accounts payable, repayment of debts, inventory buildup, payroll and benefits, general administrative, and working capital purposes.
Date: April 30, 2025
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $25,000.00
Number of Securities Sold: 21,368
Use of proceeds: Research and development expenses, intellectual property expenses, regulatory expenses, accounts payable, repayment of debts, inventory buildup, payroll and benefits, general administrative, and working capital purposes.
Date: July 7, 2025
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $10,000,000.00
Number of Securities Sold: 13,669,898
Use of proceeds: Research and development expenses, intellectual property expenses, regulatory expenses, accounts payable, repayment of debts, inventory buildup, payroll and benefits, general administrative, and working capital purposes.
Date: December 31, 2025
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,000,000.00
Number of Securities Sold: 1,367,101
Use of proceeds: Research and development expenses, intellectual property expenses, regulatory expenses, accounts payable, repayment of debts, inventory buildup, payroll and benefits, general administrative, and working capital purposes.
Date: December 31, 2025
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Notes
Final amount sold: $2,050,000.00
Use of proceeds: Product development expenses and operating expenses including rent, payroll and professional services.
Date: August, 2025
Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note
Final amount sold: $275,000.00
Use of proceeds: Product development expenses and operating expenses including rent, payroll and professional services.
Date: July 2, 2025
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

How long can the business operate without revenue:

The Company does not have sufficient cash reserves to operate without raising additional funds prior to the finalization of its
product design, approval and certification of its product for release by the FDA and preparation for commercialization.

During 2025, the Company raised significant funds through the issuance of convertible notes and equity to strengthen its cash position. We anticipate the Company will be able to operate for approximately 12 months. This is based on an average projected monthly burn rate of $750,000 for expenses related to product development and design expenses, employee wages and health insurance, rent and other operating expenses.

Currently, the Company is planning for future sources of capital including additional equity funding to achieve revenue generation.

Foreseeable major expenses based on projections:

Major expenses will include product research and development, expenses associated with FDA testing and other regulatory activities and general and administrative expenses associated with legal and professional fees, salaries, rent, consulting fees and costs to develop a financial, operational and regulatory infrastructure for commercialization.

Future operational challenges:

The Company must complete its product design and release to manufacturing, complete required FDA testing and achieve certification, hire key employees in operations, accounting, regulatory, customer service and engineering, and build the necessary processes and infrastructure to successfully commercialize its product.

Future challenges related to capital resources:

Future challenges include raising sufficient capital through equity raises to continue product development and FDA regulatory activities without delaying key, interrelated activities.

Future milestones and events:

Future milestones include finalization of product design and release to production, completion of regulatory testing and achievement of FDA certification.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 12162189.3.

Debt

Creditor: David Jacofsky
Outstanding balance: $80,000.00
Interest rate: 10%

Creditor: Cardinal Health
Outstanding balance: $1,000,000.00
Interest rate: 8%
Material terms: Although on our balance sheet, Cardinal Health has elected not to collect this debt.

Creditor: MFWIC, LP
Outstanding balance: $100,000.00

Interest rate: 10%

Creditor: The Lawson Marriage Trust
Outstanding balance: $250,000.00
Interest rate: 10%

Creditor: MFWIC, LP
Outstanding balance: $250,000.00
Interest rate: 10%
Material terms: 1) Immediately after a $5.0 million raise in a future equity offering, 2) following a merger, consolidation, divestiture or other disposition of substantially all of the assets or equity of the Company, or 3) upon the closing of an underwritten public offering of shares of the Company. The convertible note holder has the right to convert at a pre-money valuation of $95,000,000.

Creditor: Wael Barsoum
Outstanding balance: $25,000.00
Interest rate: 10%
Material terms: 1) Immediately after a $5.0 million raise in a future equity offering, 2) following a merger, consolidation, divestiture or other disposition of substantially all of the assets or equity of the Company, or 3) upon the closing of an underwritten public offering of shares of the Company. The convertible note holder has the right to convert at a pre-money valuation of $95,000,000.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Robert M. Hummel

Robert M. Hummel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer and Board Member
Dates of Service: February 2010 — Present
Responsibilities: As the Chief Executive Officer of Plasmology4, a start-up company focused on the research, development and commercialization of its Plaz4 technology for medical applications, I lead a team of talented and dedicated engineers, scientists, and medical device experts who share my vision and values. Robert currently receives a salary compensation of $300,000 for this role. Robert will be providing Form C sign-off as the Company's Principal Accounting Officer.

Name: James Ronald Lawson, Jr.

James Ronald Lawson, Jr.'s current primary role is with S&L Holdings, LLC. James Ronald Lawson, Jr. currently services approximately less than one hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member
Dates of Service: May 2021 — Present
Responsibilities: James provides guidance, oversight, and general support for the company as a board member. Further involvement relates to market entry strategy and planning for operational scale and revenue generation. James does not currently receive salary compensation for this role.
Other business experience in the past three years:

Employer: S&L Holdings, LLC
Title: Principal
Dates of Service: April 2013 — Present
Responsibilities: Leadership and co-ownership in all holding company entities. Direct management responsibility and accountability to internal employees and external business partners organized through equity partnerships, joint ventures, and service agreements.

Name: Marc Jacofsky

Marc Jacofsky's current primary role is with Healthcare Outcomes Performance Company (DBA HOPCo). Marc Jacofsky currently services approximately 20-30 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Scientific Officer
Dates of Service: January 2010 — Present
Responsibilities: Support technical and research content development, appear in digital media as requested, and answer technical questions. Marc currently receives salary compensation of $100,000 for this role.
Other business experience in the past three years:

Employer: Healthcare Outcomes Performance Company (DBA HOPCo)
Title: Chief Scientific Officer
Dates of Service: April 2006 — Present
Responsibilities: Oversee all research for 30 musculoskeletal clinical practices and new healthcare technologies.

Name: Gregory Watson

Gregory Watson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technology Officer & Chief Innovation Officer
Dates of Service: April 2010 — Present
Responsibilities: I invent forward-thinking medical technologies in the Cold Plasma Space. Gregory currently receives salary compensation of $250,000 for this role.

Name: Stephen A Brigido Jr.

Stephen A Brigido Jr.'s current primary role is with Celularity Inc.. Stephen A Brigido Jr. currently services approximately less than 10 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member
Dates of Service: February 2010 — Present
Responsibilities: Stephen is a board of directors member and will assist with structure. Stephen does not currently receive salary compensation for this role.
Other business experience in the past three years:

Employer: Celularity Inc.
Title: President
Dates of Service: September 2019 — Present
Responsibilities: I manage the commercial biomaterials and non-oncology Research and Development team. I am a named officer of the company.
Employer: Lehigh Valley Health Network
Title: Physician
Dates of Service: July 2021 — Present
Responsibilities: I was a part-time foot and ankle surgeon.

Name: Kevin McDowell

Kevin McDowell's current primary role is with Griffith Holdings, LLC. Kevin McDowell currently services approximately less than 10 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member
Dates of Service: December 2010 — Present
Responsibilities: Board of Directors Member. Kevin does not currently receive salary compensation for this role.
Other business experience in the past three years:

Employer: Griffith Holdings, LLC
Title: Manager
Dates of Service: January 2023 — Present
Responsibilities: Manager of a family office.

Name: Andrew Woodfin Miller Jr

Andrew Woodfin Miller Jr's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member
Dates of Service: April 2014 — Present
Responsibilities: Board Member. Andrew does not currently receive salary compensation for this role.

Name: Ronald D Robinson

Ronald D Robinson's current primary role is with Cold Plasma Medical Ventures. Ronald D Robinson currently services approximately 5-10 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member, Director, Secretary
Dates of Service: February 2010 — Present
Responsibilities: I was one of the four original founders of the company. Ronald does not currently receive salary compensation for this role.
Other business experience in the past three years:

Employer: Cold Plasma Medical Ventures
Title: President
Dates of Service: January 2010 — Present

Responsibilities: Healthcare/Business Consultant. Assisting businesses with business development as well as preparation for Sale or Acquisition.

Name: David Jacofsky, MD

David Jacofsky, MD's current primary role is with Healthcare Outcomes Performance Company (HopCo) . David Jacofsky, MD currently services approximately 40 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman of the Board of Directors & Scientific Advisory Board Member
Dates of Service: January 2024 — Present
Responsibilities: Leads the Board of Directors in the governance of the company
Other business experience in the past three years:

Employer: The Core Institute
Title: CEO and Chairman
Dates of Service: January 2005 — Present
Responsibilities: Leading the business aspects of the orthopedic practice and also a practicing orthopedic surgeon.
Employer: Healthcare Outcomes Performance Company (HopCo)
Title: CEO
Dates of Service: January 2005 — Present
Responsibilities: Leading the business efforts of the company which provides management services for comprehensive musculoskeletal care delivery, management and value creation.

Name: Sean Fontenot
Sean Fontenot's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• 	Position: Board Member
• 	Dates of Service: December 2025 — Present
• 	Responsibilities: Board Member. Sean does not currently receive salary compensation for this role.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: DJJ Trust
Amount and nature of Beneficial ownership: 15,954,372
Percent of class: 13.67%

RELATED PARTY TRANSACTIONS

Name of Entity: MFWIC, LLC
Names of 20% owners: Andrew Miller, Jr.
Relationship to Company: Director
Nature / amount of interest in the transaction: $100,000 Unsecured Promissory Note
Interest Rate: 10%

Name of Entity: Lawson Marriage Trust
Names of 20% owners: Jay Lawson
Relationship to Company: Director
Nature / amount of interest in the transaction: $250,000 Unsecured Promissory Note
Interest Rate: 10%

Name of Entity: MFWIC, LLC
Names of 20% owners: Andrew Miller, Jr.
Relationship to Company: Director
Nature / amount of interest in the transaction: $250,000 Convertible Note
Material Terms: 10% interest rate. 1) Immediately after a $5.0 million raise in a future equity offering, 2) following a merger, consolidation, divestiture or other disposition of substantially all of the assets or equity of the Company, or 3) upon the closing of an underwritten public offering of shares of the Company. The convertible note holder has the right to convert at a pre-money valuation of $95,000,000.

Name of Entity: David Jacofsky
Names of 20% owners: David Jacofsky
Relationship to Company: Board Member
Nature / amount of interest in the transaction: $80,000 Unsecured Promissory Note
Material Terms: 10% interest rate.

OUR SECURITIES

The Company has authorized Common Stock, Series A Common (A), and Convertible Note.

Common Stock
• Authorized: 200,000,000
• Outstanding: 134,981,693
• Voting Rights: One vote per share. Please see Voting Rights of Securities Sold in this Offering below.
• Material Rights:
Voting Rights of Securities Sold in this Offering
Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.
The total amount outstanding includes 19,233,573 shares to be issued pursuant to outstanding warrants.
The total amount outstanding includes 22,934,457 shares to be issued pursuant to stock options issued.
The total amount outstanding does NOT include 7,064,412 shares to be issued pursuant to stock options, reserved but unissued.
By agreeing to subscribe to this offering, you are also agreeing to join The First Amended and Restated Shareholders' Agreement as a Shareholder. Please see Exhibit F of the Company's Offering Memorandum to review the provisions of the agreement.
As part of the Subscription & Joinder Agreement (Section 6(e)), the Company has waived the conditions to transfer laid out in Sections 2.3(i) and 2.3(ii) to allow the transfer of Common Stock sold in this offering on the secondary market operated by StartEngine.

Series A Common (A)
• Authorized: 10,000,000
• Outstanding: 2,309,244
• Voting Rights: 1 vote for each Series A Common Shareholder
• Material Rights:

Piggyback Registration Rights - If, at any time, the Company proposes to register any of its equity securities under the Securities Exchange Act of 1933, as amended, it will give written notice by registered mail, at least 30 days prior to the filing of each such registration statement, to the Series A Stock holders of its intention to do so. If any of the Series A Stock holders notify the Company within 20 business days after receipt of any such notice of their desire to include any such securities in such proposed registration statement, the Company will afford the Series A Stock holders the opportunity to have any Series A Stock they hold registered under such registration statement (the "Piggyback Registration"). Notwithstanding the foregoing, the Company will have the right at any time after it has given written notice of its intent to register any of its equity securities (irrespective of whether a written request for inclusion of any such securities will have been made) to elect not to file any such proposed registration statement, or to withdraw the same after the filing but prior to the effective date thereof. If a Piggyback Registration is an underwritten primary registration on behalf of the Company, and the managing underwriters advise the Company in writing that in their reasonable opinion, based upon market conditions, the number of securities requested to be included in such registration exceeds the number which can be sold in such

Convertible Note
• Amount Outstanding: $250,000.00
• Conversion Type: Common Stock
• Conversion Trigger: 1) Immediately after a $5.0 million raise in a future equity offering, 2) following a merger, consolidation, divestiture or other disposition of substantially all of the assets or equity of the Company, or 3) upon the closing of an underwritten public offering of shares of the Company. The convertible note holder has the right to convert at a pre-money valuation of $90,000,000.
• Valuation Cap: $95,000,000.00
• Interest Rate: 10
• Material Rights:
The holder of this Convertible Note is a member of the Company's board of directors.

Convertible Note
• Amount Outstanding: $25,000.00
• Conversion Type: Common Stock
• Conversion Trigger: 1) Immediately after a $5.0 million raise in a future equity offering, 2) following a merger, consolidation, divestiture or other disposition of substantially all of the assets or equity of the Company, or 3) upon the closing of an underwritten public offering of shares of the Company. The convertible note holder has the right to convert at a pre-money valuation of $90,000,000.
• Valuation Cap: $95,000,000.00
• nterest Rate: 10
• Material Rights:
The holder of this Convertible Note is a shareholder of the Company.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

  If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option

than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the

Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock shares in the amount of up to $1,234,999.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate

terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational Plaz4 Technology product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact

the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our Plaz4 1000 product. Delays or cost overruns in the development of our Plaz4 1000 product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Plasmology4, Inc. (formerly known as Cold Plasma Medical Technologies, Inc.) was formed on February 26, 2010. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Plasmology4 has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that the Plaz4 1000 is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns several trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural

norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

If we fail to maintain regulatory approvals and clearances, or are unable to obtain, or experience significant delays in obtaining, FDA clearances or approvals for our future products or product enhancements, our ability to commercially distribute and market these products could suffer.

Our products are subject to rigorous regulation by the FDA and numerous other federal, state and foreign governmental authorities. The process of obtaining regulatory clearances or approvals to market a medical device can be costly and time consuming, and we may not be able to obtain these clearances or approvals on a timely basis, if at all. In particular, the FDA permits commercial distribution of a new medical device only after the device has received clearance under Section 510(k) of the Federal Food, Drug and Cosmetic Act, or is the subject of an approved premarket approval application, or PMA unless the device is specifically exempt from those requirements. The FDA will clear marketing of a lower risk medical device through the 510(k) process if the manufacturer demonstrates that the new product is substantially equivalent to other 510(k)-cleared products. High risk devices deemed to pose the greatest risk, such as life-sustaining, life-supporting, or implantable devices, or devices not deemed substantially equivalent to a previously cleared device, require the approval of a PMA. The PMA process is more costly, lengthy and uncertain than the 510(k) clearance process. A PMA application must be supported by extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing, and labeling data, to demonstrate to the FDA's satisfaction the safety and efficacy of the device for its intended use. The FDA has indicated that our Plaz4® device, which we anticipate will require 510(k) clearance, will require additional safety and efficacy data beyond that typically required for a 510(k) clearance for certain indications for use.

We do anticipate that final design and development improvements to the Plaz4® 1000 System will be necessary in order to obtain FDA clearance/approval, and/or, begin manufacture and sale of the product. These improvements may require a significant amount of time and money to complete, and, could affect our ability to obtain FDA clearance/approval and the time it will take to begin sale of the product.

Our failure to comply with U.S. federal, state, and foreign governmental regulations could lead to the issuance of warning letters or untitled letters, the imposition of injunctions, suspensions or loss of regulatory clearance or approvals, product recalls, termination of

distribution, product seizures, or civil penalties. In the most extreme cases, criminal sanctions or closure of our manufacturing facility are possible.

Foreign governmental authorities that regulate the manufacture and sale of medical devices have become increasingly stringent and, to the extent we market and sell our products internationally, we may be subject to rigorous international regulation in the future. In these circumstances, we would rely significantly on foreign independent distributors to comply with the varying regulations, and any failures on their part could result in restrictions on the sale of our products in foreign countries.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Plasmology4, Inc.
By /s/ *Robert Hummel*
Title: CEO

By /s/ *Robert Hummel*
Name: Robert Hummel
Title: CEO

By /s/ *Robert Hummel*
Name: Robert Hummel
Title: CEO

Exhibit A
FINANCIAL STATEMENTS

PLASMOLOGY4, INC.
STATEMENTS OF FINANCIAL POSITION

2025 is UNAUDITED

	As of December 31,	
	2025	**2024**
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 12,162,189	$ 16,676
Inventory	224,612	247,428
Other Current Assets	23,646	109,407
Total Current Assets	**$ 12,410,447**	**$ 373,511**
Non-Current Assets:		
Property and Equipment - net	$ 6,554	$ 52,755
Operating Right-of-Use Assets - net	61,153	200,330
Other Non-Current Assets	5,275	8,026
Total Non-Current Assets	**$ 72,982**	**$ 261,111**
TOTAL ASSETS	**$ 12,483,429**	**$ 634,622**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 4,545,627	$ 4,541,797
Accrued Expenses	1,138,834	1,070,290
Notes Payable - Short-term	1,430,001	1,350,000
Lease Liability - Current Portion	61,758	142,220
Total Current Liabilities	**$ 7,176,219**	**$ 7,104,307**
Non-Current Liabilities:		
Lease Liability - net of Current Portion	$ 1,151	$ 62,908
Convertible Notes	275,000	850,000
Total Non-Current Liabilities	**$ 276,151**	**$ 912,908**
TOTAL LIABILITIES	**$ 7,452,370**	**$ 8,017,215**
SHAREHOLDERS' EQUITY:		
Common Stock - $0.001 par Value	95,123	74,534
Additional Paid-In Capital	66,282,147	51,342,479
Additional Paid-In Capital - Options	34,752,782	32,940,144
Additional Paid-In Capital - Warrants	939,020	939,020
Treasury Stock	(470,000)	(470,000)
Retained Earnings (Deficit)	(96,568,013)	(92,208,770)
TOTAL SHAREHOLDERS' EQUITY	**$ 5,031,060**	**$ (7,382,593)**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 12,483,429**	**$ 634,622**

PLASMOLOGY4, INC.
STATEMENTS OF OPERATIONS

2025 is UNAUDITED

		Year Ended December 31,		
		2025		**2024**
Sales				
Sales	$	-	$	-
Cost of Goods Sold				
Cost of Goods Sold	$	-	$	-
Gross Profit	$	-	$	-
Operating Expenses				
Payroll and Employee Benefits	$	1,279,018	$	1,405,945
General and Administrative		540,834		556,213
Research and Development		289,665		2,822,431
Stock-Based Compensation		1,812,637		1,829,559
Right-of-Use Assets Amortization Expense		139,177		135,843
Amortization Expense		2,752		3,743
Depreciation Expense		48,792		97,122
Total Operating Expenses		4,112,876		6,850,856
Total Loss from Operations	$	(4,112,876)	$	(6,850,856)
Other Expenses				
Interest Expense, net	$	246,311	$	148,485
State Income Tax Expenses		56		27
Total Other Expenses	$	246,367	$	148,512
Net Loss	$	(4,359,243)	$	(6,999,368)

PLASMOLOGY4, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND DEFICIT   **2025 is UNAUDITED**

	Common Stock # of Shares	Common Stock $ Amount	Additional-Paid-in Capital	Additional Paid-in Capital - Options	Additional Paid-in Capital - Warrants	Treasury Stock	Retained Earnings (Deficit)	Total Shareholders' Equity
Balance at 1/1/24	**72,538,242**	**$ 72,539**	**$ 49,593,353**	**$ 31,110,586**	**$ 939,020**	**$ (470,000)**	**$ (85,209,402)**	**$ (3,963,904)**
Issuance of common stock	1,995,676	1,995	1,749,126	-	-	-	-	1,751,121
Stock options exercised	-	-	-	-	-	-	-	-
Stock-based compensation expense	-	-	-	1,829,559	-	-	-	1,829,559
Net loss	-	-	-	-	-	-	(6,999,368)	(6,999,368)
Balance at 12/31/24	**74,533,918**	**$ 74,534**	**$ 51,342,479**	**$ 32,940,144**	**$ 939,020**	**$ (470,000)**	**$ (92,208,771)**	**$ (7,382,593)**
Issuance of common stock (cash)	15,864,699	15,864	11,851,893					11,867,757
Convertible notes, converted to equity	4,701,755	4,702	3,061,433					3,066,135
Stock issued as compensation to StartEngine	22,535	23	26,343					26,366
Stock-based compensation expense	-	-	-	1,812,637	-	-	-	1,812,637
Net loss							(4,359,243)	(4,359,243)
Balance at 12/31/25	**95,122,907**	**$ 95,123**	**$ 66,282,147**	**$ 34,752,782**	**$ 939,020**	**$ (470,000)**	**$ (96,568,013)**	**$ 5,031,060**

PLASMOLOGY4, INC.
STATEMENTS OF CASH FLOWS

2025 is UNAUDITED

		Year Ended December 31,	
		2025	**2024**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Loss	$	(4,359,243) $	(6,999,368)
Adjustments to reconcile Net Loss to Net Cash provided by operations:			
Depreciation Expense		48,792	97,122
Amortization Expense		2,752	3,743
Right-of-Use Assets Amortization Expense		139,177	135,843
Decrease (Increase) in Inventory		22,816	13,022
Decrease (Increase) in Other Current Assets		85,761	(79,151)
Increase (Decrease) in Accounts Payable		3,830	1,601,941
Increase (Decrease) in Accrued Expenses		68,544	132,835
Increase (Decrease) in Operating Lease Liability		(142,219)	(136,075)
Stock Based Compensation		1,812,637	1,829,559
Stock Issued as Compensation to StartEngine		26,366	
Noncash Interest Conversion to Equity		166,134	
Total Adjustments to reconcile Net Loss to Net Cash provided by operat		**2,234,590**	**3,598,839**
Net Cash used in Operating Activities	$	**(2,124,653)** $	**(3,400,529)**
CASH FLOWS FROM AN INVESTING ACTIVITY			
Acquisitions of Property and Equipment	$	(2,591) $	-
Net Cash used in an Investing Activity	$	**(2,591)** $	**-**
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from (Payments to):			
Issuance of Stock		15,864	1,995
Additional Paid in Capital		11,851,893	1,749,126
Notes Payable		80,000	350,000
Convertible Notes		2,325,000	850,000
Net Cash provided by Financing Activities	$	**14,272,757** $	**2,951,121**
Cash at the beginning of the period	$	**16,676** $	**466,085**
Net Cash increase (decrease) for the period		**12,145,513**	**(449,408)**
Cash at the end of the period	$	**12,162,189** $	**16,676**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Noncash Conversion of Notes Payable and Accrued Interest			
into Common Stock	$	3,066,135 $	-
Cash Paid for Interest	$	42,190 $	50,000

PLASMOLOGY4, INC.

Notes to the Financial Statements

December 31, 2025 and 2024

$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Plasmology4, Inc. ("the Company"), established in 2010 as Cold Plasma Medical Technologies, Inc. in the state of Nevada and based in Scottsdale, Arizona, focuses on non-thermal plasma technology branded as Plaz4® for healthcare applications. The Company is part of the Food and Drug Administration (FDA) Breakthrough Devices Program, with its Plaz4® 1000 System targeting bacterial infections in wounds, including Multi-drug Resistant Strains.

Currently pre-revenue, the Company aims to lead the emerging field of Plasma Medicine by leveraging its unique Plaz4® technology, which generates non-thermal, electron-rich plasma. This technology has shown the ability to kill bacteria and promote healing.

The Plaz4® 1000 System has demonstrated antimicrobial efficacy in laboratory settings and safety in preclinical studies. Its scalability allows for varied medical applications, potentially impacting infection control, wound healing, and other healthcare areas.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash. The Company places its cash with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which assumes that the Company will continue its operations and meet its obligations as they become due over the next twelve months.

Certain conditions raise questions about the Company's ability to continue as a going concern. These conditions include the fact that the Company has not yet commenced principal operations and has incurred historical losses and is expected to continue incurring losses for an indeterminate period prior to generating positive working capital.

During 2025, the Company raised significant funds through the issuance of convertible notes and equity to strengthen its cash position. Management's plans to address going concern conditions include continuing to raise additional capital to fund operating expenses and support ongoing business development.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

In preparing these financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025 and December 31, 2024.

Cash

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $12,162,189 and $16,676 in cash as of December 31, 2025, and December 31, 2024, respectively.

Inventory

Inventory consisted of finished goods purchased from suppliers. Inventory is valued at the lower of cost or net realizable value, with cost determined using the average cost method. The Company had $224,612 and $247,428 of inventory as of December 31, 2025 and December 31, 2024, respectively.

The Company assesses the need for an obsolescence reserve of its inventory reserve based on historical factors such as past usage and anticipated future demand. Management determined that no reserve for obsolescence was necessary as of December 31, 2025 and December 31, 2024.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is calculated by the Company using the straight-line method over the estimated useful lives, generally from two to five years. Depreciation expense was $48,792 and $97,122 for the years ended December 31, 2025 and 2024, respectively.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from estimated future cash flows. Based on this assessment there was no impairment for December 31, 2025.

A summary of the Company's property and equipment as of December 31 is shown below(unaudited):

PLASMOLOGY4, INC.
PROPERTY AND EQUIPMENT

As of December 31,

Property Type	Useful Life in Years		2025	2024
Machinery and Equipment	3	$	35,166	35,166
Tooling	5		288,222	288,222
Computer Equipment	3		17,139	14,548
Software	—		3,745	3,745
Office Equipment	3		3,484	3,484
Grand Total	—	$	**347,756**	**345,165**
Accumulated Depreciation		$	**(341,202)**	**(292,410)**
Property and Equipment, net		$	**6,554**	**52,755**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to performance obligations

Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts as contracts are signed. Currently, the Company is in the pre-revenue stage.

General and Administrative

General and administrative expenses consist of various operational costs essential for business management and administration, primarily including payroll and benefits for administrative and IT personnel, legal and accounting services

Research and Development Costs

Research and development costs are charged to operations as incurred. These expenses primarily consist of third-party fees for developing medical device technologies, process development activities, regulatory activities, research and development materials and supplies, and costs associated with clinical trials and non-clinical activities.

Equity Incentive Plan

Stock Options:

The Company previously adopted the Amended and Restated Cold Plasma Medical Technologies, Inc. Stock Option and Incentive Plan. In 2022, this plan expired, and the Company subsequently adopted the 2022 Equity Incentive Plan ("2022 Plan"). This new plan allows the Company to grant equity awards to members of the board of directors, employees, and consultants, incentivizing performance that benefits the Company's shareholders. Awards under this plan can take the form of options or restricted stock awards. The Company has authorized the issuance of 30,000,000 shares of common stock under the 2022 Plan. Stock options granted under this plan have a maximum term of 10 years.

The Company accounts for stock options issued to employees and non-employees under the 2022 Plan based on ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees and non-employees is measured at the grant date, based on the estimated fair value of the award. It is recognized as an expense item ratably over the employee's requisite vesting period.

The Company determines expected terms using the simplified method. The dividend yield is determined to be zero because the Company has not paid nor does it anticipate paying dividends on its common stock in the future. The risk-free interest rate is based on the daily treasury yield curve rate whose term is consistent with the expected term of the options. Volatility is based on the reported volatility of a peer group of comparable publicly traded companies. The Company evaluates these assumptions at each grant date in valuing its stock options.

Additionally, in using the Black-Scholes method in valuing stock options, the Company has elected the practical expedient to determine the current price input of equity-classified share-based awards issued to both employees and non-employees using the reasonable application of a reasonable valuation method. As such, the Company uses valuations performed in accordance with Section 409A of the U.S. Internal Revenue Code (the Treasury Regulations) to determine the current price input of equity-classified share-based awards.

The total share-based payment expense was $1,812,637 and $1,829,559 for the years ended December 31, 2025 and 2024, respectively.

For options outstanding at December 31, 2025, the Company's exercise price is between $0.53 to $2.00.

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock as of December 31, 2025 and 2024:

PLASMOLOGY4, INC.
STOCK OPTIONS ACTIVITY   **2025 is UNAUDITED**

	Number of Shares Available	**Number of Shares Outstanding**	**Weighted Average Intrinsic Value**
Total options outstanding, January 1, 2024	**6,501,746**	**23,497,123**	
Granted	-2,926,610	2,926,610	0.49
Exercised	0	0	
Expired/cancelled	3,089,276	-3,089,276	0.49
Total options outstanding, December 31, 2024	**6,664,412**	**23,334,457**	
Options exercisable, December 31, 2024	6,664,412	23,334,457	
Granted	-2,539,146	2,539,146	0.49
Exercised	0	0	
Expired/cancelled	2,939,146	-2,939,146	0.49
Total options outstanding, December 31, 2025	**7,064,412**	**22,934,457**	
Options exercisable, December 31, 2025	7,064,412	22,934,457	

Additionally, shares available for issuance under the Plan are 7,064,412 as of December 31, 2025.

PLASMOLOGY4, INC.
STOCK OPTIONS BY EXERCISE PRICE   2025 is UNAUDITED
As of December 31,

	2025		**2024**	
Exercise Price	**Number of Options Outstanding**	**Number of Options Vested**	**Number of Options Outstanding**	**Number of Options Vested**
$0.53	537,000	537,000	537,000	537,000
$0.75	13,899,250	13,899,250	13,899,250	13,899,250
$0.87	2,878,756	2,878,756	2,464,610	2,464,610
$0.91	25,000	25,000	25,000	25,000
$1.17	2,125,000	2,125,000	0	0
$2.00	3,469,450	3,469,450	6,408,596	6,408,596
Totals	**22,934,456**	**22,934,456**	**23,334,456**	**23,334,456**

The weighted-average grant date fair value per share of the options granted in the years ended December 31, 2025 and December 31, 2024 was $1.12 and $0.82, respectively.

The value of each option granted is estimated on the date of grant using the Black-Scholes method with the following weighted average assumptions for the period ended December 31:

PLASMOLOGY4, INC.
BLACK-SCHOLES ASSUMPTIONS
For the period ended December 31,

	2025	2024
Expected Term	5 Years	5 Years
Dividend Yield	0%	0%
Risk-Free Interest Rate	3.93%	4.38%
Volatility	75%	75%

Warrants:

The Company has issued warrants as payment for services rendered by various directors, officers, employees, and consultants. Certain other warrants have been issued in conjunction with issuances of debt and equity.

In 2012, the Company issued warrants exercisable into 500,000 shares of common stock to an employee for services rendered at an exercise price of $0.01 per share. These warrants have no expiration date, and the employee is no longer with the Company.

In 2013 and 2014, the Company issued warrants exercisable into 7,381,070 shares of common stock in connection with the sale of common stock. These warrants have exercise prices ranging from $3.00 to $4.00 per share and are only exercisable upon a change of control, as defined by the warrant agreement, and for 60 days thereafter. These warrants have no expiration date until a change of control occurs. As of December 31, 2025, 6,153,320 of these warrants were outstanding.

In 2013 and 2014, the Company issued warrants for 12,673,067 shares of common stock to certain officers and employees for services rendered at an exercise price of $2.00 per share. These warrants cannot be exercised until a change of control event occurs, as defined by the warrant agreement. The Company has provided for special dividend and change in control rights for certain of these warrant holders, totaling 12,262,542 warrants. Upon a change in control event, the holders of these warrants are entitled to receive a change in control payment equal to $1.99 multiplied by the number of shares that can be purchased by the warrants. The holders can then choose to apply some or all of this payment towards the exercise price of their warrants. Further, these warrants are entitled to receive dividends, when and if declared by the board of directors, as if they had been exercised. These warrants have no expiration date until a change in control.

In May 2019, a warrant with an original exercise price per share of $3.00 was exercised for 74,821 shares of common stock at a per share price of $1.00, in exchange for cash. To raise capital, the Company temporarily reduced the exercise price of the warrant.

In April 2022, warrants with original exercise prices per share ranging from $3.00 to $4.00 were exercised for 74,821 shares of common stock at a per share price of $1.00, in exchange for cash. To raise capital, the Company temporarily reduced the exercise price of these warrants.

Warrants are generally valued using the Black-Scholes option-pricing model at the warrant issuance date. Assumptions used in the option-pricing model are generally similar to those used in valuing stock options.

A summary of warrants outstanding and exercisable on December 31 2025, is as follows:

Exercise Price	Number Outstanding	Number of Warrants Exercisable	Expiration Date
$0.01	500,000	500,000	NA
$2.00	12,673,067	-	NA
$3.00	3,100,407	-	NA
$4.00	2,960,099	-	NA
Totals	19,233,573		

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company's primary tax jurisdictions are the United States and various states. The Company has incurred cumulative losses since inception and has not recorded any current income tax expense for the years ended December 31, 2025, and 2024.

As of December 31, 2024, the Company had federal and state net operating loss (NOL) carryforwards of $49.2 million and $33.7 million, respectively, which begin to expire in 2032, to the extent not used.

The Company has recognized deferred tax assets related to these NOLs and other temporary differences. However, due to the Company's history of losses, management has determined that it is more likely than not that these assets will not be realized. As a result, a full valuation allowance has been recorded against the deferred tax assets. The Company's effective tax rate was 0% for all periods presented due to the valuation allowance.

The Company's effective tax rate was 0% for all periods presented due to the valuation allowance.

The Company has not yet filed its tax returns for 2025.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a significant impact on the Company's financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2024, the Company issued $850,000 of Convertible Notes to Board Members and Shareholders and $425,000 in Unsecured Promissory Notes to Board Members. In 2025, the company issued $275,000 of Convertible Notes to Board Members and Shareholders, and $80,000 in Unsecured Promissory Notes to Board Members.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or aware of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company leases office space and equipment, recorded under the ASC 842 Standard. At inception, the Company determines if an arrangement is a lease. Operating leases are included as operating lease right-of-use (ROU) assets, other current liabilities, and operating lease liabilities on the balance sheet.

ROU assets represent the Company's right to use an asset for the lease term, while lease liabilities reflect the obligation to make lease payments. Both are recognized at the lease commencement date based on the present value of lease payments over the term. Since most leases lack an implicit rate, the Company uses a risk-free rate available at commencement to determine the present value. The ROU asset includes options to extend or terminate the lease if it is reasonably certain the Company will exercise that option. Lease expense is recognized on a straight-line basis over the lease term.

The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

PLASMOLOGY4, INC.
OPERATING LEASE

2025 is UNAUDITED

	Year Ended 12/31	
	2025	**2024**
Total Operating lease expense	**143,262**	**145,954**
Other Information		
Operating cash flows from operating leases	146,309	142,560
ROU assets obtained in exchange for new operating lease liabilities	-	4,191
Weighted-average remaining lease term in years for operating leases	0.5	4
Weighted-average discount rate for operating leases	-	-
Maturity Analysis	**Operating**	**Operating**
2025-12		146,309
2026-12	62,273	62,273
2027-12	1,176	1,176
Thereafter		
Total undiscounted cash flows	**63,449**	**209,758**
Less: present value discount	(540)	(4,630)
Total lease liabilities	**62,909**	**205,128**

NOTE 5 – LIABILITIES AND DEBT

The Company's liabilities consist of accounts payable, accrued expenses, accrued interest, lease liabilities, and notes payable.

8% Notes Payable

The Company also owed $1,000,000 in notes payable, bearing an 8% interest rate, originally issued as a convertible note to an external party on December 11, 2015. This note was not converted before its maturity date in March 2018 and has been due and payable since then. The note has continued to accrue interest amounting to $804,444 as of December 31, 2025.

10% Unsecured Promissory Notes

In 2024, the Company issued Unsecured Promissory Notes to Board Members totaling $425,000, which bear interest at an annual rate of 10%. The Promissory Notes will mature on or before the first anniversary date of the note. The Company repaid $75,000 of these notes in 2024. In 2025, the Company issued an Unsecured Promissory Note to a Board Member for $80,000 under similar terms. The outstanding balance of the Unsecured Promissory Notes at 12/31/2025 and 12/31/2024 totaled $430,000 and $350,000, respectively. Interest accrued on the Unsecured Promissory Notes at 12/31/2025 and 12/31/2024 totaled $69,910 and $29,206, respectively.

10% Convertible Promissory Notes

In 2024, the company issued Convertible Promissory Notes to Board Members and Shareholders for a total of $850,000. The notes are due two years from the date of the agreements and bear interest at 10% per annum. The Company can redeem the convertible promissory notes at any time with a minimum of one year's interest due to note holders. The convertible promissory notes automatically convert to common stock after $5,000,000 is raised in a future equity offering; or certain merger, consolidation, divestiture of disposition events take place; or upon the closing of an underwritten public offering of shares of the Company. The conversion price for the convertible promissory notes will be equal to the lesser of a common stock share price determined on a pre-money valuation of $90,000,000 or a 10% discount to the fully diluted pre-money valuation of a future equity offering of a minimum of $5,000,000. The convertible promissory notes, totaling $850,000 in principal, together with $122,931 in accrued interest, were converted into 1,414,681 shares of common stock in December 2025 following the completion of a qualified equity offering.

In 2025, the company issued additional Convertible Promissory Notes to Board Members for a total of $275,000. The Company can redeem the convertible promissory notes at any time with a minimum of one year's interest due to note holders. The convertible promissory notes may be converted at the request of the note holders at any time prior to their maturity date. The conversion price for the convertible promissory notes will be equal to the common stock share price determined on a pre-money valuation of $95,000,000. Accrued interest on the outstanding convertible promissory notes as of December 31, 2025 totaled $13,639.

6% Convertible Promissory Notes

In 2025, the Company issued Convertible Promissory Notes totaling $2,050,000 in principal bearing interest at 6% per annum and due within two years of their respective issue dates. The convertible promissory notes automatically convert to common stock after $5,000,000 is raised in a future equity offering; or certain merger, consolidation, divestiture of disposition events take place; The conversion price for the convertible promissory notes will be equal to the lesser of a common stock share price determined on a pre-money valuation of $75,000,000 and the cash price paid per share in the qualified financing.

On December 31, 2025, the Company converted these notes following the completion of a qualifying equity offering, together with $43,204 in accrued interest, into 3,287,074 shares of common stock.

The Company did not record fair value adjustments against the carrying value of the convertible promissory notes due to the short holding period and conversion prior to its fiscal year end.

NOTE 6 – EQUITY

Pursuant to the Company's Amended and Restated Certificate of Incorporation, the Company is authorized to issue 200,000,000 shares of common stock with a $0.001 par value per share, of which 10,000,000 shares are designated as Series A common stock.

The rights of the holders of common stock are identical, except that holders of common stock possess demand registration rights. Transfers of the Company's common stock and Series A common stock are subject to various restrictions specified in the shareholders' agreement.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025, to assess the need for potential recognition or disclosure in this report.

In January 2026, the company issued 1,222,364 shares of common stock for proceeds of $1,000,000.

In February 2026, the two outstanding convertible promissory notes totaling $275,000 in principal, together with an accrued interest of $16,618, were converted into 425,162 shares of common stock.

In February 2026, the two unsecured promissory notes issued in 2024, totaling $350,000 in principal, together with accrued interest of $67,986, were converted into 551,172 shares of common stock.

In February 2026, the unsecured promissory notes issued in 2025 to a board member, totaling $80,000 in principal, together with accrued interest of $6,556, were repaid to the note holder.

Form C-AR CEO Certification

I, Robert M. Hummel, the CEO of Plasmology4, Inc., hereby certify that the financial statements of Plasmology4, Inc. and notes thereto for the periods ending 2024 and 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Plasmology4, Inc. has not yet filed its federal tax return for 2025. For the year 2024 the amounts reported on our tax returns were total income of -$46,455; taxable income of -$3,089,233 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 23rd of April, 2026

_Robert Hummel_____ (Signature)

CEO_____ (Title)

April 23, 2026_____ (Date)